

02005829

UNITED STATES
[SECURITIES] AND EXCHANGE COMMISSION
[W]ashington, D.C. 20549

Uf 3-5-02

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



RECEIVED
FEB 28 2002

SEC FILE NUMBER
~~8-002882~~ CRD#
8-13987

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Washington Square Securities, Inc (WSSI)

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

20 Washington Avenue South
(No. and Street)



FEB 28 2002

Minneapolis	MN	55401
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daniel S. Kuntz — 612-342-3688
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

600 Peachtree Street Ste 2800	Atlanta	GA	30308
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- x Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

BB 3/20

SEC 1410 (7-00)

OATH OR AFFIRMATION

I, Michael J. Dubes, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Washington Square Securities, Inc. (WSSI), as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



LINDA M. POULLIER
NOTARY PUBLIC-MINNESOTA
My Commission Expires Jan. 31, 2005

Signature

WSSI - Chief Executive Officer

Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operations.
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Schedule of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges.
- ☐ (p) Statement of Secured Amount and Funds Held in Separate Accounts for Foreign Futures and Options Customers Pursuant to Commission Regulation 30.7.
- ☒ (q) Independent Auditors' supplementary report on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

H:\dubes\MJD-02-11-SEC Form2.doc

AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

Washington Square Securities, Inc.

For the years ended December 31, 2001 and 2000
with Reports of Independent Auditors

0201-0265961

Washington Square Securities, Inc

Audited Financial Statements and Supplemental Information

For the years ended December 31, 2001 and 2000

Contents

ERNST & YOUNG

Ernst & Young LLP
Suite 2800
600 Peachtree Street
Atlanta, Georgia 30308-2215

Phone: (404) 874-8300
www.ey.com

Report of Independent Auditors

Stockholder and Board of Directors
Washington Square Securities, Inc.

We have audited the accompanying statements of financial condition of Washington Square Securities, Inc. (a wholly owned subsidiary of Reliastar Financial Corp., which is a wholly owned subsidiary of ING America Insurance Holdings, Inc.) as of December 31, 2001 and 2000, and the related statements of operations, changes in stockholder's equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Washington Square Securities, Inc. at December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP
Ernst & Young LLP

Atlanta, Georgia
February 15, 2002

Washington Square Securities, Inc.

Statements of Financial Condition

	December 31	
	2001	**2000**
Assets		
Cash and cash equivalents	**$ 8,259,986**	$ 6,111,963
Cash segregated for regulatory purposes	**78,689**	104,127
Securities owned, at fair market value	**3,300**	3,300
Commissions and concessions receivable	**5,208,261**	8,121,495
Accounts receivable, net of allowance of $273,500 and $100,000 in 2001 and 2000, respectively	**1,442,454**	670,320
Due from affiliates	**2,971,143**	–
Prepaid expenses	**236,817**	239,785
Deferred tax asset	**979,510**	456,100
Premises and equipment	**594,936**	988,579
Total assets	**$19,775,096**	$16,695,669
Liabilities and stockholder's equity		
Liabilities:		
Commissions and concessions payable	**$ 3,809,757**	$ 6,581,331
Due to affiliates, including $972,023 and $1,042,846 under tax allocation agreement in 2001 and 2000, respectively	**1,258,071**	1,188,219
Accounts payable and other accrued expenses	**3,287,095**	1,227,290
Other liabilities	**2,430,037**	506,761
Total liabilities	**10,784,960**	9,503,601
Stockholder's equity:		
Common stock; $10 par value; 5,000 shares authorized; 1,500 shares issued and outstanding	**15,000**	15,000
Additional paid-in capital	**6,116,139**	6,116,139
Retained earnings	**2,858,997**	1,060,929
Total stockholder's equity	**8,990,136**	7,192,068
Total liabilities and stockholder's equity	**$19,775,096**	$16,695,669

See accompanying notes.

Washington Square Securities, Inc.

Statements of Operations

	Year ended December 31	
	2001	**2000**
Revenues:		
Commissions	**$80,786,168**	$108,847,163
Interest and dividend income	**532,729**	591,562
Other	**13,686,026**	4,301,359
Total revenues	**95,004,923**	113,740,084
Expenses:		
Commissions	**68,583,110**	94,915,366
Salaries and employee benefits	**9,506,990**	6,392,339
Management fees paid to affiliates	**4,107,038**	2,743,320
Professional fees	**2,332,078**	565,833
Marketing and customer development	**670,211**	828,431
Occupancy and equipment rental	**738,105**	700,852
Other operating expenses	**5,697,011**	2,544,405
Total expenses	**91,634,543**	108,690,546
Income before taxes	**3,370,380**	5,049,538
Income tax expense (benefit):		
Current	**1,845,942**	2,016,355
Deferred	**(523,410)**	(71,854)
Total income tax expense	**1,322,532**	1,944,501
Net income	**$ 2,047,848**	$ 3,105,037

See accompanying notes.

Washington Square Securities, Inc.

Statements of Changes in Stockholder's Equity

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance at January 1, 2000	$15,000	$1,844,339	$ 6,347,204	$ 8,206,543
Dividends to Parent	–	–	(4,050,000)	(4,050,000)
Net income January 1, 2000 through August 31, 2000	–	–	2,044,108	2,044,108
Balance at August 31, 2000	15,000	1,844,339	4,341,312	6,200,651
Merger-related recapitalization	–	4,271,800	(4,341,312)	(69,512)
Net income September 1, 2000 through December 31, 2000	–	–	1,060,929	1,060,929
Balance at December 31, 2000	15,000	6,116,139	1,060,929	7,192,068
Dividends to Parent	–	–	**(249,780)**	**(249,780)**
Net income	–	–	**2,047,848**	**2,047,848**
Balance at December 31, 2001	**$15,000**	**$6,116,139**	**$ 2,858,997**	**$ 8,990,136**

See accompanying notes.

Washington Square Securities, Inc.

Statements of Cash Flows

	Year ended December 31	
	2001	**2000**
Operating activities		
Net income	**$ 2,047,848**	$ 3,105,037
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	**393,643**	362,902
Deferred income taxes	**(523,410)**	(71,854)
Change in operating assets and liabilities:		
Securities owned	**–**	(3,300)
Commissions and concessions receivable	**2,913,234**	(3,008,658)
Accounts receivable	**(772,134)**	–
Due from affiliates	**(2,971,143)**	(286,000)
Prepaid expenses	**2,968**	14,000
Other assets	**–**	(230,359)
Commissions and concessions payable	**(2,771,574)**	2,039,826
Due to affiliates	**(179,928)**	498,055
Accounts payable and other accrued expenses	**2,059,805**	(604,866)
Other liabilities	**1,923,276**	121,434
Net cash provided by operating activities	**2,122,585**	1,936,217
Investing activities		
Purchases of premises and equipment	**–**	(34,531)
Net cash used in investing activities	**–**	(34,531)
Financing activities		
Dividends to Parent	**–**	(4,050,000)
Net cash used in financing activities	**–**	(4,050,000)
Net increase (decrease) in cash and cash equivalents	**2,122,585**	(2,148,314)
Cash and cash equivalents at beginning of year	**6,216,090**	8,364,404
Cash and cash equivalents at end of year	**$ 8,338,675**	$ 6,216,090
Supplemental disclosure of cash flow information		
Cash paid during the year for:		
Income taxes	**$ 1,916,765**	$ 2,622,351

See accompanying notes.

Washington Square Securities, Inc.

Notes to Financial Statements

December 31, 2001

1. Nature of Business and Ownership

Washington Square Securities, Inc. (the "Company") is a broker-dealer registered under the Securities and Exchange Act of 1934 and is a member of the National Association of Securities Dealers. The Company is a wholly owned subsidiary of ReliaStar Financial Corp. (the "Parent"). In September 2000, ReliaStar was acquired by ING America Insurance Holdings, Inc. ("ING AIH"). ING AIH is a wholly owned subsidiary of ING Groep N.V., a global financial services holding company based in The Netherlands.

The Company is a fully disclosed broker-dealer and clears all securities transactions through clearing brokers. Therefore, the Company is exempt from Securities and Exchange Commission ("SEC") Rule 15c3-3. The Company does not carry customer accounts and is not required to make the periodic computation of reserve requirements for the exclusive benefit of customers. The majority of transactions are cleared through an affiliate clearing broker.

2. Summary of Significant Accounting Policies

General

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Certain reclassifications have been made to prior year amounts to conform with the current financial statement presentation.

Cash and Cash Equivalents

The Company considers deposits that can be redeemed on demand and highly liquid investments that have original maturities of three months or less, when purchased, to be cash and cash equivalents.

2. Summary of Significant Accounting Policies (continued)

Cash and Cash Equivalents (continued)

Cash of $3,689 and $4,127 at December 31, 2001 and 2000, respectively, has been segregated in a Special Account for the Exclusive Benefit of its Customers under Rule 15c3-3 of the SEC and represents funds deposited by customers as a result of mutual fund trades.

Cash of $75,000 and $100,000 at December 31, 2001 and 2000, respectively, has been segregated in escrow accounts at clearing broker-dealers as part of related clearing agreements.

Securities Owned

Marketable securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities. Trading securities are carried at market value with the gains and losses, determined using the specific identification method, recognized currently in the statement of operations.

Accounts Receivable

Accounts receivable are shown at their net realizable value. Uncollectible accounts receivable are charged to operations during the period they are determined to be uncollectible.

Income Taxes

Deferred income tax assets and liabilities result from temporary differences between the tax bases of assets and liabilities and their reported amounts in the financial statements that will result in taxable or deductible amounts in future years.

2. Summary of Significant Accounting Policies (continued)

Premises and Equipment

Premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation has been calculated using the straight-line method over the assets' estimated useful lives. The estimated service lives of computer software is from 2 to 7 years.

Following is a schedule disclosing the carrying amount and accumulated depreciation of computer software.

	December 31	
	2001	**2000**
Computer software	**$1,747,220**	$1,787,101
Accumulated depreciation	**1,152,284**	798,522
Total	**$ 594,936**	$ 988,579

Revenue Recognition

Commission revenue and expense are recognized on a settlement-date basis, which is not materially different from trade-date basis.

The Company's other revenue totaled $13,686,026 and $4,301,359 for the years ended December 31, 2001 and 2000, respectively. This revenue primarily consists of net investment income on the retained assets of the Company's affiliates for the services provided.

2. Summary of Significant Accounting Policies (continued)

Financial Instruments with Off-Balance Sheet Risk

The securities transactions of the Company's customers are introduced on a fully disclosed basis with a clearing broker-dealer. The Company holds no customer funds or securities. The clearing broker-dealer is responsible for execution, collection of and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker-dealer may charge any related losses to the Company. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and to ensure that customer transactions are executed properly by the clearing broker-dealer.

Liabilities Subordinated to the Claims of General Creditors

At December 31, 2001 and 2000 and during the years then ended, the Company had no liabilities subordinated to the claims of general creditors.

3. Income Taxes

The results of the Company's operations are included in the consolidated tax return of ING AIH. ING AIH and its subsidiaries each report current income tax expense as allocated under a consolidated tax allocation agreement. Generally, this allocation results in profitable companies recognizing a tax provision as if the individual company filed a separate return and loss companies recognizing benefits to the extent of their losses.

3. Income Taxes (continued)

Income tax expense (benefit) consists of the following:

	Year ended December 31	
	2001	**2000**
Current:		
Federal	**$1,647,974**	$1,752,055
State	**197,968**	264,300
	1,845,942	2,016,355
Deferred:		
Federal	**(523,410)**	(71,854)
	(523,410)	(71,854)
Total	**$1,322,532**	$1,944,501

Variations from the federal statutory rate are as follows:

	Year ended December 31	
	2001	**2000**
Expected federal income tax expense at statutory rate of 35%	**$1,179,633**	$1,767,338
Effect of permanent differences	**14,220**	5,368
State income tax expense, net of federal benefit	**128,679**	171,795
Income tax expense	**$1,322,532**	$1,944,501

The difference between the income tax provision computed at the federal statutory rate and the effective income tax rate is due to state income taxes and nondeductible expenses such as travel, entertainment, and meals.

3. Income Taxes (continued)

Deferred income taxes have been established by each member of the consolidated group based upon the temporary differences within each entity. Significant components of the Company's deferred tax assets and liabilities are as follows:

	December 31	
	2001	**2000**
Deferred tax assets:		
Allowance for doubtful accounts	**$ 95,725**	$ 35,000
Deferred compensation	**51,926**	50,558
Accrued vacation	**42,862**	34,005
Legal accrual	**437,500**	131,950
Property and equipment	**129,546**	-
Marketing accrual	**147,907**	147,907
State taxes	**1,750**	1,750
Other	**72,294**	54,930
Net deferred tax asset	**$979,510**	$456,100

Management has evaluated the need for a valuation allowance for the deferred tax asset and believes that the deferred tax asset will more likely than not be realized. Accordingly, no valuation allowance has been recognized

4. Related Party Transactions

A substantial portion of securities transactions are accomplished through independent sales forces of the Parent's subsidiaries. Therefore, the Parent allocates a portion of its general and administrative expenses to the Company based on volume, headcount or activity.

The Company reimburses the Parent and other affiliates for general and administrative expenses paid by the Parent and other affiliates that relate directly to the Company. Reimbursements totaled approximately $17,813,000 for the year ended December 31, 2001. As a result, the operations of the Company may not be indicative of those that might have occurred had the Company operated independently.

5. Employee Benefits

401(k) and Pension Plans

The employees of the Company are covered by a variety of employee benefit plans (both 401(k) and pension) that are administrated by affiliates. The different plans have various eligibility standards, vesting requirements, and guidelines for matching. The Company had no separate employee benefit plans in 2001 and 2000, and relied on its affiliated companies to cover all eligible employees. All benefits that were paid by these affiliates were charged back to the Company for reimbursement. Plan expenses incurred by the Company included in the statements of operations were approximately $179,000 and $393,000 for the years ended December 31, 2001 and 2000, respectively.

During 1998, the Parent amended its qualified defined benefit retirement plan, effective January 1, 1999, to suspend the accrual of additional benefits for future services. Employees will retain all of their vested benefits, which will be paid monthly at retirement according to the provisions of the plan. Employees meeting certain age and service requirements will receive certain transition benefits until retirement. Curtailment credits totaling approximately $297,000 and $146,000 were received by the Company for the years ending December 31, 2001 and 2000, respectively.

6. Contingencies

The Company is party to a number of claims, lawsuits and arbitrations arising in the course of their normal business activities. Although the ultimate outcome of these claims cannot be ascertained at this time, it is the opinion of management that these matters, when resolved, will not have a material effect on the Company's results of operations or financial condition.

7. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company computes its net capital requirements under the alternative method provided for in Rule 15c3-1. The rule requires the maintenance of minimum net capital of the greater of $250,000 or 2% of aggregate debit items. At December 31, 2001, the Company had net capital of $1,778,141, which was $1,528,141 in excess of the required net capital of $250,000. The Company had no aggregate debit items at December 31, 2001.

Supplemental Information

Washington Square Securities, Inc.

Schedule I
Computation of Net Capital and Aggregate Indebtedness
Pursuant to Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2001

Stockholder's equity	**$8,990,136**
Non-allowable assets	
Securities owned, at fair market value	**3,300**
Commissions and concessions receivable, aged	**8,799**
Due from affiliates	**2,971,143**
Accounts receivable	**1,442,454**
Prepaid expenses	**236,817**
Deferred income tax asset	**927,585**
Premises and equipment	**594,936**
Total non-allowable assets	**6,185,034**
Other deductions	
Other	**436,715**
Net capital before haircuts	**2,368,387**
Haircuts on short term investments included in cash and cash equivalents	**590,246**
Net Capital	**$1,778,141**
Computation of alternative net capital requirement	
Net capital	**$1,778,141**
Net capital requirement of reporting broker or dealer	**250,000**
Excess net capital	**$1,528,141**
Minimum net capital requirement (greater of $250,000 or 2% of aggregate debit items as shown in the reserve requirement computation)	**$ 250,000**
Excess net capital	**$1,528,141**

Washington Square Securities, Inc.

Schedule II
Statement Pursuant to SEC Rule 17a-5(d)(4)

December 31, 2001

There were no differences between the computation of net capital under Rule 15c3-1 included in this audited report and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing as of December 31, 2001.

Washington Square Securities, Inc.

Schedule III
Statement Regarding SEC Rule 15c3-3

December 31, 2001

Exemptive Provision

The Company claims exemption from the requirements of Rule 15c3-3 under Section (k)(2)(i) of the Rule.

ERNST & YOUNG

Ernst & Young LLP
Suite 2800
600 Peachtree Street
Atlanta, Georgia 30308-2215

Phone: (404) 874-8300
www.ey.com

Report on Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption From SEC Rule 15c3-3

Stockholder and Board of Directors
Washington Square Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Washington Square Securities, Inc. (the "Company"), for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the criteria stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons;

2. Recordation of differences required by rule 17a-13; and

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned criteria. Two of the criteria of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the

Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional criteria of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to errors or fraud may occur and not be detected. Also, projections of any evaluation of internal control to future periods are subject to the risk that internal control may become inadequate because of changes in conditions, or that the effectiveness of its design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that meet the criteria referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not meet such criteria in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's criteria.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP
Ernst + Young LLP

Atlanta, Georgia
February 15, 2002